Mail Stop 7010
								September 9, 2005



Salvatore Secreti
Vice President and Chief Financial Officer
CE Franklin LTD
300 5th Avenue S.W. Suite 1900
Calgary, Alberta, Canada T2P 3C4

      Re:	CE Franklin LTD
      Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 1-12570

Dear Mr. Secreti:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Business Overview - Operations, page 9 of 59

1.		We note that sales include "product account management
and
inside sales." Please tell us the specific nature of these activities and explain to us when and how you recognize revenues related to these activities. Also, please be advised that if services are greater than 10% of sales, you should separately disclose service sales and the related cost of sales in the US
GAAP
footnote as required by Rule 5-03 of Regulation S-X.

Operating Results - Non-GAAP Measure, page 15 of 59

2.		If you continue to present a non-GAAP measure, please
revise your disclosures in future filings to fully comply with Item
10(e) of Regulation S-K and the related FAQ in the following respects.
* Your current disclosures adjust the measure you present for items in addition to what the acronym suggests. Please either eliminate the other items or rename the non-GAAP measure accordingly.
* Provide all the disclosures outlined in question #8 in the FAQ, including disclosing potential limitations.
* If the non-GAAP measure is also used as a measure of liquidity as you disclose, you should also reconcile it to Cash Flows from Operations.

Note 1 - Accounting Policies - Revenue Recognition, page 46 of 59

3.		We note your policy of recognizing product sales when
title
transfers to the customer.  Tell us when the title is transferred.
If other than shipment or delivery, tell us how your policy complies with SAB 101.

4.		We also note your reference to the consignment of
inventory
on page 12 of 59. Tell us and revise future filings to include an accounting policy footnote for consignment sales.

Note 13c - Commitments and Contingencies, page 52 of 59

5.		We note that the Company is involved in various
lawsuits.
Please provide supplementally a brief description of each material lawsuit. Also, please be advised that if you believe the likelihood of a material loss from such lawsuits is probable or reasonably possible, you should revise future filings to provide the disclosures required by SFAS 5.

Note 17 - Reconciliation of Canadian and United States Generally
Accepted Accounting Principles - Segments, page 53 of 59

6.		We note your disclosures regarding your production
equipment and supplies as well as your tubular products in the Business Overview and related sections.
* Please tell us what considerations you gave to whether these represent two reportable segments under US GAAP.
* Tell us what discrete financial information is prepared at the business level and explain to us who utilizes this information and for what purpose.
* Provide us the internal reports prepared for and used by management and the board of directors.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Salvatore Secreti
CE Franklin LTD
September 9, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE